April 30, 2024

Janet Spreen direct dial: 216.861.7090 jspreen@bakerlaw.com

Office of Life Sciences Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Eric Atallah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Amendment No.1 Draft Registration Statement on Form S-1 Submitted April 9, 2024 (the “Draft Registration Statement”)

Ladies and Gentlemen:

On behalf of Actuate Therapeutics, Inc. (the “Company”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on April 9, 2024 an Amendment No. 1 to the draft Registration Statement on Form S-1 (“Submission No. 2”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on April 19, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated April 19, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. In addition, a copy of the Registration Statement provided to the Staff has been marked against Submission No. 2 to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

April 30, 2024

Prospectus Summary

Our Market Opportunity, page 2

1.	We note your statement on pages 2 and 92 that, “[s]ubject to [y]our receipt of the proceeds of this offering, the manufacture of Elraglusib Oral Tablet under current Good Manufacturing Practices (cGMP) is expected to be available in the third quarter of 2024....” Please reconcile this statement with your statement on page 108 that “GMP investigational product has already been manufactured....”

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 92 to clarify that the Company expects the release to occur in that timeframe, as it has already been manufactured.

Pipeline and Development Timeline, page 2

2.	We note that the revised pipeline table now separately depicts Part 1 and 2, Part 3A, and Part 3B of the Actuate-1801 study; Phase 1 and Phase 2 of the Actuate-1902 study; and Phase 1 and Phase 2 of the Actuate-2401 study. Please include footnote disclosure to the table clarifying, if true, that within each study, each subsequent part or phase is successive to the preceding part or phase and not a separate study that will individually proceed through each of phases 1, 2, and 3 of clinical trials. Alternatively, please tell us why you do not believe such disclosure would be appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 to add the requested language in a footnote to the table.

3.	We note your response to prior comment 3. Specifically, we note that the revised pipeline table now separately depicts Part 1 and 2, Part 3A, and Part 3B of the Actuate-1801 study, with the arrow for the Part 3A study indicating that the Part 3A study has completed phase 2. However, although we note a discussion of results of this study on page 110 of the prospectus, certain other disclosures in the prospectus suggest that the study is not yet complete. For example, on pages 4 and 109, you state that you “have initiated a Phase 2 trial testing Elraglusib Injection in combination with chemotherapy in pancreatic cancer under this Master protocol (Actuate-1801 Part 3A).” In addition, on page 91, you state that you have “amended and expanded the Stage 2 of the study to a randomized, controlled trial now powered for statistical significance (Actuate-1801 Part 3A).” Please revise your disclosures and, if applicable, your pipeline table as appropriate to clarify whether the Actuate-1801 Part 3A study has completed, or is ongoing in, phase 2.

April 30, 2024

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 109 to correct the study reference in the parenthesis from “3A” to “3B.”

4.	We note that the revised pipeline table now indicates that the Actuate-1902 study for Ewing Sarcoma has commenced, or is initiating, phase 2, rather than being "in planning," as originally indicated. However, we note your disclosures on pages 2, 4, 92, 94, and 116 that you plan to amend the phase 2 protocol and reopen the phase 2 portion of the study to focus on Ewing Sarcoma. We further note your disclosure on page 116 that your plan to amend this protocol is subject to you having sufficient funding from the proceeds of this offering. Please revise the pipeline table to indicate, if true, that you have not yet commenced the Actuate-1902 phase 2 study for the given indication, or tell us why you do not believe such revision is appropriate.

In response to the Staff’s comment, the Company has updated its disclosure on pages 2, 4, 92 and 109 to reflect that the Actuate-1902 study is open but only accruing patients with refractory Ewing sarcoma into the Phase 1 portion of the study and that the Company plans to amend the Phase 2 portion of the Actuate-1902 protocol to include focus only those patients with Ewing sarcoma.

Our Strategy, page 4

5.	We note your response to prior comment 6, and we reissue the comment in part. Please further balance your disclosure in the third bullet point with a statement that the designations described in the bullet point do not increase the likelihood that a product candidate will receive FDA approval. This comment also applies to the disclosure in the third bullet point on page 109.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 109 to add a statement that the designations described in the bullet point do not increase the likelihood that a product candidate will receive FDA approval.

Risk Factors

We may also rely on certain third party vendors located in China. . . , page 31

6.	We note your disclosure regarding the adverse impact on your current clinical development programs if your third-party vendors who are located in China, or who are owned by or associated with certain Chinese companies, were no longer permitted to provide services or products due to geopolitical pressures. Specifically, we note your disclosure that you could experience delays in finding suitable replacement service providers located outside China or not otherwise associated with Chinese companies. If known, please disclose whether you believe suitable alternative vendors are, or would be, available, particularly for your sole source manufacturer for elraglusib, as disclosed on page 29.

April 30, 2024

In response to the Staff’s comment, the Company has revised its disclosure on page 31 to note that it does not currently rely on such third-party vendors, but may have such reliance in the future. As there are no current relationships, the Company cannot predict whether suitable replacements could be identified outside of China or that are not associated with Chinese companies. With respect to the Company’s sole source manufacturer of elraglusib, the Company has also revised its disclosure on page 31 to note it currently has a sole source but believes a suitable alternative vendor would be available if needed (similar to its disclosure on page 29 under the heading “Our current elraglusib drug substance (DS) manufacturer is in China, and it is unknown how future geopolitical relationships with China may affect our ability to obtain DS; however, if they are negatively impacted, this could increase our DS manufacturing costs and adversely impact our financial condition.”).

Use of Proceeds, page 71

7.	We note your response to prior comment 9, and we reissue the comment in part. Please disclose the approximate amount of offering proceeds you intend to use for each identified purpose. In this regard, although we note a placeholder for the approximate amount of proceeds you intend to use to fund the research and development of elraglusib, including certain manufacturing activities, it is unclear how much of these proceeds you intend to use for each of the elraglusib trials and studies discussed in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 to indicate the amount of offering proceeds that the Company would expect to use for each of the elraglusib trials and studies discussed in this section.

Business

Our Pipeline and Development Timeline, page 93

8.	We note your response to prior comment 12. Specifically, we note your disclosure on page 79, and similar disclosures on pages 2, 92, 94, 95, and 116, that, subject to your receipt of the proceeds of this offering, you are “planning a Phase 1 study (Actuate-2401) to identify the RP2D for Elraglusib Oral Tablet in patients with advanced, refractory adult cancers” and that “[s]everal Phase 2 indications, including refractory, metastatic melanoma and refractory, metastatic colorectal cancer have been identified for further clinical development of Elraglusib Oral Tablet.” Please revise your disclosure to clarify, if true, that, although you intend to use a portion of the proceeds of this offering to finalize development plans for the Actuate-2401 phase 1 and phase 2 studies, you may require additional funds to initiate and complete the studies. In this regard, we note your disclosure on page 71 that you expect the net proceeds from this offering, together with your existing cash and cash equivalents, will allow you “to finalize development plans and to potentially initiate and complete a Phase 1 dose escalation study in patients with advanced, refractory solid cancer; and to finalize development plans for and potentially initiate a Phase 2 study in refractory metastatic melanoma.”

April 30, 2024

In response to the Staff’s comment, the Company has revised its disclosure on page 79, as well similar disclosures on pages 2, 92 and 95, to clarify that more financing will be needed.

Developing Elraglusib for the Treatment of mPDAC
Summary of Investigator-Initiated Trials, page 113

9.	Here, or in another appropriate section of the registration statement, please describe the material terms of your arrangements with the IIT investigators or other sponsors of the investigator-initiated trials. In this regard, we note your added disclosure in the second bullet point on page 4 that you provide financial and resource support for IITs in exchange for rights to the trial data. We further note similar disclosure on pages 13, 71, and 109 regarding your “funding commitments for ongoing IIT studies for the use of Elraglusib Injection with other chemotherapy agents to treat mPDAC and a separate trial to treat recurrent salivary gland cancer.” Your description should include the nature and extent of your obligations to fund the ongoing IIT studies, any material rights you have pursuant to these arrangements, and the termination provisions for such arrangements.

In response to the Staff’s comment, the Company has provided additional disclosure on page 109 to add the material terms of the arrangements with the IIT investigators or other sponsors of the investigator-initiated trials.

License Agreements, page 116

10.	We note from Section 2.4 of the UIC License Agreement and Section 2.2 of the NU License Agreement that you agreed to manufacture products related to these license agreements in the United States, unless waived. Describe these provisions and indicate how you are currently in compliance with these provisions given your disclosure on page 29 that your current manufacturer is in China. Include risk factor disclosure if appropriate.

In response to the Staff’s comment, the Company has provided additional disclosure on page 29, 116 and 117 to describe these provisions and confirm that, while the drug substance is provided by a supplier in China, the end drug product is substantially produced in the United States. The Company has also updated its risk factor disclosure related to these requirements on page 44.

April 30, 2024

11.	We note your response to prior comment 14. We also note that, consistent with your prior disclosure, Section 8.1 of the NU License Agreement provides that the “Agreement shall continue in effect, on a country-by-country basis, until the expiration of the last to expire patent rights covering 9-ING-41 and related GSK-3 inhibitors.” Please tell us how to reconcile your current disclosure, that no patent rights are licensed by you under the NU License Agreement, with Section 8.1 of the NU License Agreement, and revise your disclosure, if appropriate, for clarification.

In response to the Staff’s comment, the Company has updated the disclosure on page 116 to correct the summary of the termination provision (Section 8.1) of the NU License Agreement, which is tied to general patents covering 9-ING-41 and related GSK-3 inhibitors, not rights licensed under the agreement.

Intellectual Property, page 117

12.	We note the added disclosure in the penultimate paragraph that you “may apply for PTE under Title II of Hatch-Waxman.” Please clarify whether this statement applies generally to the U.S. patents described in this section or to specific patents. Please also disclose, if true, that there is no guarantee that PTE would be granted for any patent.

In response to the Staff’s comment, the Company has provided additional disclosure on page 117 to clarify that such statement applies to any one of the U.S. Patents, and to note that there is no guarantee that PTE would be granted for any patent.

Manufacturing, page 118

13.	We note your disclosure on page 29 that you rely upon a single company to manufacture the drug substance for your sole product candidate, elraglusib. Please expand your disclosure to include the name of your principal supplier. Refer to Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has provided additional disclosure on page 118 regarding its manufacturers.

Principal Securityholders, page 158

14.	We note your response to prior comment 26. Please tell us how you determined that Daniel Zabrowski does not have voting and/or investment power with respect to the shares held in the Catherine A. Zabrowski Irrevocable Trust, for which Daniel Zabrowski’s wife, Catherine A. Zabrowski, serves as trustee. Refer to Exchange Act Rule 13d-3 and Question 105.05 of the “Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting” Compliance and Disclosure Interpretations, available on our website. In your response, please explain to us, to the extent applicable:

April 30, 2024

•	the arrangement pursuant to which Daniel Zabrowski’s equity compensation received for his services as a director is deposited into the trust, as disclosed in footnote 4 to the director compensation table on page 147;

•	whether Daniel Zabrowski has direct or indirect control or influence over the exercise of any voting and/or dispositive power over Company shares held in the trust; and

•	whether the trust agreement includes a mechanism to return voting and/or dispositive power over the shares to Daniel Zabrowski.

In response to the Staff’s comment, upon further review, the Company has determined to report the shares held in the Catherine A. Zabrowski Irrevocable Trust as deemed beneficially owned by Daniel Zabrowski since such ownership may be attributed to him under Rule 13d-3 due to his spouse serving as trustee, however, he disclaims such ownership. The trust is irrevocable and the shares were contributed to the trust by gift.

General

15.	We note your response to prior comment 30. However, the left column of the charts in Figure 10 on page 103 and in Figure 16 on page 108 still appears to be illegible. In addition, it is difficult to read the axes and legends in Figure 15 on page 108. Please revise these figures to make them more legible.

In response to the Staff’s comment, the Company has further revised the figures to make them more legible and will continue to refine the graphics for public filing.

Sincerely,

/s/ Janet Spreen
Partner